Annual Report

2020 Annual Report 3

FOCUSED ON SERVING OUR CLIENTS

A Message from the Chair and Vice Chair of the Board



Pat Baird,
Chair of the Board



Marie Zelnio-Ziegler,
Vice Chair of the Board

As we turn the page to 2021, we're optimistic and confident about the opportunities ahead.

On behalf of the entire Board of Directors, we are pleased and proud to bring you this year's Annual Report.

As we reflect on 2020, it's difficult to describe the challenges we faced as individuals, families, businesses and even as a country. As we turn the page to 2021, we're optimistic and confident about the opportunities ahead while aware that many challenges continue.

A year ago, we were confident that QCR Holdings' companies were well-positioned to support our clients, communities, employees and shareholders through the uncertainty. While there was no way to predict all that happened, we now know we were indeed prepared to successfully serve all of our stakeholders. With record earnings and improving operating metrics, our organization adapted and thrived while serving our clients' best interests and the markets we serve.

We are all hopeful that we will see ongoing recovery in all areas over the course of the year, and no doubt new issues will arise, as well. Our organization will continue to adapt and be part of the solution for all stakeholders. We have a great management team in place and a strong financial position to take us there.

Thank you for being our shareholders, and please stay safe.

4 QCR Holdings, Inc.

RELATIONSHIPS MATTER

A message from the CEO and President

The year 2020 presented challenges no one could have predicted. While there were often more questions than answers, the impacts to our families, clients, businesses and communities were deeply personal. Through it all, there seemed to be one universal truth: Relationships Matter.

From learning how to adapt our business during a pandemic, to helping new and existing clients secure business-saving Paycheck Protection Program (PPP) loans, our team came together to support each other and our clients in a way that was truly inspiring.

Because of our long-standing emphasis on building relationships, we exceeded our goals, gained hundreds of new clients, and reported another record year. Our record net income results, driven by continued strong growth in loans, deposits and fee income, were accomplished while also significantly building our reserves for future loan losses.

There are likely still challenges ahead. However, we start the year with exceptional credit quality and a strong capital position. We remain focused on simple growth strategies across all of our bank charters and our leasing company, providing best in class service through operational excellence and helping our clients make their financial dreams come true.

> *"...There seemed to be one universal truth: Relationships Matter."*

We're genuinely excited by what's ahead in 2021 and beyond and we will continue to work hard each day to drive long-term shareholder value.





Larry J. Helling
Chief Executive Officer
QCR Holdings, Inc.

Todd A. Gipple
President, COO, CFO
QCR Holdings, Inc.

QCRH
965

OUR FUTURE: A SIMPLE AND FOCUSED STRATEGY

OUR PERFORMANCE IN 2020 GAVE US INCREDIBLE MOMENTUM ENTERING THE NEW YEAR. WE'VE SET A SIMPLE AND FOCUSED STRATEGY FOR OUR FUTURE.

9-6-5 IS OUR PLAN TO CONTINUE TO GROW EARNINGS AND DRIVE ATTRACTIVE LONG-TERM RETURNS FOR OUR SHAREHOLDERS.

Grow loans by 9% per year, funded with core deposits

We intend to continue to gain market share across our charters by capitalizing on the value that our clients place on relationship-based community banking. Our goal is to organically grow loans and leases by 9% per year and to fund this growth with a corresponding increase in our core deposits.

Grow fee income no less than 6% per year

We will continue our efforts to diversify our revenue mix and develop more opportunities to increase profitability with continued gains in noninterest income. Our goal is to grow our fee-based income by at least 6% per year.

Improve efficiencies and hold expense growth to 5% per year

We will increase our focus on improving operational efficiencies and managing our noninterest expenses. Our goal is to limit our annual operating expense growth to no more than 5% per year.

6 QCR Holdings, Inc.

OUR PERFORMANCE

Another Record-Breaking Year

2020 was a year like no other given the challenges presented by the COVID-19 pandemic.

The entire QCR Holdings team adjusted to the new environment, helped our clients manage the impact of the crisis and continued to identify and capitalize on growth opportunities, enabling us to deliver another year of record earnings.

Our strong financial results were driven by robust revenue growth, including record fee income, and solid organic loan growth that helped boost our net interest income.



2020 PERFORMANCE HIGHLIGHTS

- Adjusted net income increased 8%
- Tangible book value per share grew by 14%
- After adjusting for non-core items, revenue grew by 25%, driven by record swap fee income and higher net interest income
- Loans grew by nearly 8%, driven by healthy demand from new and existing clients
- Core deposits grew by 22% for the year and 25% of total deposits are now noninterest-bearing
- Continued to gain market share across our charters, reflecting the value that our clients place on relationship-based community banking
- Protected our net interest margin over the course of the year as we significantly reduced our high-cost wholesale funding and capitalized on favorable deposit repricing opportunities
- Our credit quality remains excellent with net charge-offs near zero and nonperforming assets now represent only 0.26% of total assets

2020 Annual Report 7

RESPONDING TO OUR CLIENTS' NEEDS

Paycheck Protection Program and QCRH Loan Relief Program

At the early onset of the pandemic, we recognized the importance of quickly responding to the needs of our clients and communities. We proactively launched our Loan Relief Program, allowing clients to defer payments and preserve cash and liquidity.

More than 1,900 clients received deferrals, totaling over $575 million of loans and leases. Nearly all of our borrowers who received payment relief resumed payments well before the year ended. At year-end, we had only $28 million of loans remaining on deferral, or 0.66% of the total portfolio. We believe this speaks to the high quality of our loan portfolio and the resiliency of our local markets, which continue to exhibit improving economic activity.

With the introduction of the SBA Paycheck Protection Program (PPP), our lending teams originated 1,700 PPP loans totaling $358 million, which included the acquisition of more than 300 new, highly desired clients. This program effectively provided much-needed capital and liquidity to commercial and non-profit clients. Due to our philosophy of putting clients first coupled with our agile business model, QCRH was able to respond to clients' needs more quickly than larger institutions in our markets.


OPEN
Welcome

SUMMARY OF 2020 FINANCIAL RESULTS (in thousands)

	2016	2017	2018	2019	2020
Net interest income	$94,517	$116,065	$142,395	$155,559	$166,950
Non-interest income	31,037	30,482	41,541	78,768	113,798
Non-interest expense	(81,486)	(97,424)	(119,143)	(155,234)	(151,755)
Pre-tax pre-provision net income	44,068	49,123	64,793	79,093	128,993
Provision for loan/lease losses	(7,478)	(8,470)	(12,658)	(7,066)	(55,704)
Net income before taxes	36,590	40,653	52,135	72,027	73,289
Income taxes	(8,903)	(4,946)	(9,015)	(14,619)	(12,707)
Net income	$27,687	$35,707	$43,120	$57,408	$60,582

8 QCR Holdings, Inc.



FINANCIAL HIGHLIGHTS

2020 Annual Key Metrics

8.2% Adjusted Earnings Per Share Growth

14.2% Tangible Book Value Per Share Growth

7% Wealth Management Net Income Growth

8.1% Adjusted Net Income Growth

7.8% Organic Loan Growth

0.26% NPAs/ASSETS

1.13% Adjusted Return on Average Assets

10.7% Return on Average Total Equity

$0 $800 $600 $200 $400 ASS E T GR O W TH (MILLIONS) (1) INCLUDES ACQUISITION OF GUARANTY BANK & TRUST (2) INCLUDES MERGER WITH SPRINGFIELD BANCSHARES / ACQUISITION OF BATES COMPANIES $800 $200 $0 $400 $600 BOOK V A L UE V S . FAIR M ARK E T V A L UE YEAR - EN D / C OMMO N S T OCK (MILLIONS) BOOK V A L UE F AI R M ARKET V A L UE 2017 2018 2019 2020 T O T A L ASSETS (MILLIONS) $6,000 12.31.18 $4,441 $3,521 $3,000 12.31.17 12.31.19 $4,909 12.31.2 0 $5,683 GROS S L O ANS/LEASE S (MILLIONS) L O A N MI X BALANCES (AS OF 12/31/20) DEPOSI T MI X BALANCES (AS OF 12/31/20) $0 $2,500 $5,000 12.31.20 $4,251 12.31.19 $3,690 12.31.18 $3,733 12.31.17 $2,964 T O T A L DEPOSIT S (MILLIONS) $0 $2,500 $5,000 Commercial Real Estate 50% Direct Financing Leases 1% Installment an d Consumer 2% Residential Real Estate 6% Commercial and Industrial 41% T ime Deposits 10% Interest - bearing 65% Brokered Deposits 0% Noninteres t - bearing 25% $468 2019 2020 $774 $610 2017 (1) $1000 $920 2018 (2) $0 12.31.2 0 $4,599 12.31.19 $3,911 12.31.18 $3,545 12.31.17 $3,267

10 QCR Holdings, Inc.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG)

A long-term commitment

QCR Holdings is a company built on relationships and integrity. We adhere to those principles in all areas of our business and in our communities and believe that meaningful environmental, social and governance programs will not only drive shareholder value but make us a better company.

With numerous programs and activities aligned with the ESG framework, we continue to develop and enhance our long-term plan for the future. We are advancing standard reporting processes and gathering benchmarking data to generate meaningful ESG goals for our company based on relevant metrics for our industry.



ENVIRONMENTAL

Responsible use of our resources with a focus on sustainability

SOCIAL

Commitment to support the communities in which we live and work

GOVERNANCE

Integrity in our business practices

2020 Annual Report 11

2020 ESG HIGHLIGHTS

Energy efficient facility enhancements to reduce energy consumption

$17.5 million

in financing for solar projects and $5.49 million in Property Assessed Clean Energy (PACE) financing outstanding as of 12/31/20

Company-wide diversity training and unconscious bias workshops conducted in 2020

12,563

employee volunteer hours in 2020

Paid parental leave and enhanced mental health benefits added to employee benefits package

$33,536,203

CRA financing and investments in 2020; 639 hours of financial literacy classes

42%

QCR Holdings board is comprised of 42% females and minorities

The Board provides oversight of the company's ESG initiatives and strategy

$1,654,776

in corporate sponsorships and donations

12 QCR Holdings, Inc.

OUR LEADERSHIP

BOARD OF DIRECTORS



Larry J. Helling
Chief Executive Officer,
QCR Holdings, Inc.



Patrick S. Baird
Chair of the Board, QCR Holdings, Inc.,
President and Chief Executive Officer,
(retired) AEGON USA



Marie Zelnio-Ziegler
Vice Chair of the Board, QCR Holdings, Inc.,
Vice President and Deputy Financial Officer
(retired), Deere & Company



Mary Kay Bates
President and Chief Executive Officer,
Bank Midwest



John-Paul E. Besong
Executive (retired),
Rockwell Collins



Brent R. Cobb
Chief Executive Officer,
World Class Industries



James M. Field
President and Chief Financial Officer
(retired), Deere and Company



Todd A. Gipple
President, Chief Operating Officer and
Chief Financial Officer, QCR Holdings, Inc.



Elizabeth S. Jacobs
President, The Jacobs Group, LLC



Mark C. Kilmer
President, The Republic Companies



Timothy B. O'Reilly
Chief Executive Officer, Managing Partner,
O'Reilly Hospitality Management, LLC



Donna J. Sorenson, J.D.
President, Sorensen Consulting

2020 Annual Report 13

Management Cabinet



(Shown left to right)

Anne E. Howard
Senior Vice President, Director of Human Resources, QCR Holdings, Inc.

Todd A. Gipple
President, Chief Operating Officer and Chief Financial Officer, QCR Holdings, Inc.

Larry J. Helling
Chief Executive Officer, QCR Holdings, Inc. and Cedar Rapids Bank & Trust

John H. Anderson
Chief Executive Officer, Quad City Bank & Trust, Chief Deposit Officer, QCR Holdings, Inc.

Dana L. Nichols
Executive Vice President, Chief Lending Officer, QCR Holdings, Inc.

Leadership Team

Leadership Team includes all members of the Management Cabinet and the following:



Stacey J. Bentley
President and Chief Executive Officer, Community Bank & Trust



Robert M. Eby
Executive Vice President, Chief Credit Officer, QCR Holdings, Inc.



Kim K. Garrett
Vice President, Corporate Communications and Investor Relations Manager, QCR Holdings, Inc.



Kurt A. Gibson
President and Chief Executive Officer, Community State Bank



Todd C. Kerska
Chair, Best in Class Initiatives, QCR Holdings, Inc. and Cedar Rapids Bank & Trust Cashier



James D. Klein
President, Cedar Rapids Bank & Trust



Monte C. McNew
President and Chief Executive Officer, SFC Bank



John A. Rodriguez
Executive Vice President, Operations, QCR Holdings, Inc.



Reba K. Winter
Executive Vice President, Chief Information Officer, QCR Holdings, Inc.

14 QCR H olding s , I n c . A s of December 31, December 31, 2020 2019 (dollars in thousands) CONDENSED BALANCE SHEET Amount Amount Cash and due from banks $ 61,329 $ 76,254 Federal funds sold and interest - bearing deposits 95,676 157,691 Securities 838,131 611,341 Net loans/leases 4,166,753 3,654,204 Intangibles 11,381 14,970 Goodwill 74,066 74,748 Derivatives 222,757 87,827 Assets held for sale - 11,966 Other assets 212,704 220,049 Total assets $ 5,682,797 $ 4,909,050 Total deposits $ 4,599,137 $ 3,911,051 Total borrowings 177,114 278,955 Derivatives 229,270 88,436 Liabilities held for sale - 5,003 Other liabilities 83,483 90,254 Total stockholders' equity 593,793 535,351 Total liabilities and stockholders' equity $ 5,682,797 $ 4,909,050 ANALYSIS OF LOAN PORTFOLIO Loan/lease mix: Commercial and industrial loans $ 1,726,723 $ 1,507,825 Commercial real estate loans 2,107,629 1,736,396 Direct financing leases 66,016 87,869 Residential real estate loans 252,121 239,904 Installment and other consumer loans 91,302 109,352 Deferred loan/lease origination costs, net of fees 7,338 8,859 Total loans/leases $ 4,251,129 $ 3,690,205 Less allowance for estimated losses on loans/leases 84,376 36,001 Net loans/leases $ 4,166,753 $ 3,654,204 ANALYSIS OF SECURITIES PORTFOLIO Securities mix: U.S. government sponsored agency securities $ 15,336 $ 20,078 Municipal securities 627,523 447,853 Residential mortgage - backed and related securities 132,842 120,587 Asset backed securities 40,683 16,887 Other securities 21,747 5,936 Total securities $ 838,131 $ 611,341 ANALYSIS OF DEPOSITS Deposit mix: Noninterest - bearing demand deposits $ 1,145,378 $ 777,224 Interest - bearing demand deposits 2,987,469 2,407,502 Time deposits 460,659 571,343 Brokered deposits 5,631 154,982 Total deposits $ 4,599,137 $ 3,911,051 ANALYSIS OF BORROWINGS Borrowings mix: Term FHLB advances $ - $ 50,000 Overnight FHLB advances 15,000 109,300 Customer repurchase agreements - 2,193 Federal funds purchased 5,430 11,230 Subordinated notes 118,691 68,394 Junior subordinated debentures 37,993 37,838 Total borrowings $ 177,114 $ 278,955

15 2020 A nnual R epo r t INCOME STATEMENT D ece m b e r 31, 2020 (dollars in thousands, D ece m b e r 31, 2019 except per share data) Interest income $ 198,373 $ 216,076 Interest expense 31,423 60,517 Net interest income 166,950 155,559 Provision for loan/lease losses 55,704 7,066 Net interest income after provision for loan/lease losses $ 111,246 $ 148,493 Trust department fees $ 9,207 $ 9,559 Investment advisory and management fees 5,318 6,995 Deposit service fees 6,041 6,812 Gain on sales of residential real estate loans 4,680 2,571 Gain on sales of government guaranteed portions of loans 224 748 Swap fee income 74,821 28,295 Securities gains (losses), net 2,484 (30) Earnings on bank - owned life insurance 1,904 1,973 Debit card fees 3,402 3,357 Correspondent banking fees 903 773 Gain on sale of assets and liabilities of subsidiary - 12,286 Other 4,814 5,429 Total noninterest income $ 113,798 $ 78,768 Salaries and employee benefits $ 96,268 $ 92,063 Occupancy and equipment expense 16,504 15,106 Professional and data processing fees 14,644 13,381 Post - acquisition compensation, transition and integration costs 214 3,582 Disposition costs 690 3,325 FDIC insurance, other insurance and regulatory fees 4,164 2,955 Loan/lease expense 1,435 1,097 Net cost of operation of other real estate (307) 3,789 Advertising and marketing 3,260 4,548 Bank service charges 2,016 2,009 Losses on debt extinguishment 3,907 436 Correspondent banking expense 838 836 CDI amortization 2,149 2,266 Goodwill impairment 500 3,000 Loss on sale of subsidiary 158 - Other 5,315 6,841 Total noninterest expense $ 151,755 $ 155,234 Net income before taxes $ 73,289 $ 72,027 Income tax expense 12,707 14,619 Net income $ 60,582 $ 57,408 Basic EPS $ 3.84 $ 3.65 Diluted EPS $ 3.80 $ 3.60 Weighted average common shares outstanding 15,771,650 15,730,016 Weighted average common and common equivalent shares outstanding 15,952,637 15,967,775 For the Year Ended

16 QCR H olding s , I n c . December 31, 2020 December 31, 2019 COMMON SHARE DATA Common shares outstanding 15,805,711 15,828,098 Book value per common share (1) $37.57 $33.82 Tangible book value per common share (2) $32.16 $28.15 Closing stock price $39.59 $43.86 Market capitalization $625,748 $694,220 Market price / book value 105.38% 129.69% Market price / tangible book value 123.09% 155.76% Earnings per common share (basic) LTM (3) $3.84 $3.65 Price earnings ratio LTM (3) 10.31 x 12.02 x TCE / TA (4) 9.08% 9.25% CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY Beginning balance $ 535,351 $ 473,138 Net income 60,582 57,408 Other comprehensive income (loss), net of tax 2,474 4,445 Common stock cash dividends declared Proceeds from issuance of 9,400 shares of common stock (3,779) (3,775) - 400 as a result of the acquisition of Bates Companies Repurchase and cancellation of 100,932 shares of common stock as a result of a share repurchase program ( 3 , 779) - Other (5) 2,944 3,735 Ending balance $ 593 , 793 $ 535,351 REGULATORY CAPITAL RATIOS: Total risk - based capital ratio 14.95% 13.33% Tier 1 risk - based capital ratio 11.34% 11.04% Tier 1 leverage capital ratio 9.49% 9.53% Common equity tier 1 ratio 10.55% 10.18% KEY PERFORMANCE RATIOS AND OTHER METRICS Return on average assets (annualized) 1.08% 1.12% Return on average total equity (annualized) 10.70% 11.31% Net interest margin 3.28% 3.31% Net interest margin (TEY) (Non - GAAP)(6) (8) 3.44% 3.45% Efficiency ratio (Non - GAAP) (8) 54.05% 66.18% Gross loans and leases / total assets (9) 74.81% 74.80% Full - time equivalent employees (7) 714 697 AVERAGE BALANCES Assets $ 5,604,074 $ 5,102,980 Loans/leases 4,031,567 3,857,547 Deposits 4,540,266 4,228,207 Total stockholders' equity 566,240 507,409 (1) Includes accumulated other comprehensive income (loss). (2) Includes accumulated other comprehensive income (loss) and excludes intangible assets. (3) LTM : Last twelve months. (4) TCE / TCA : tangible common equity / total tangible assets. (5) Includes mostly common stock issued for options exercised and the employee stock purchase plan, as well as stock - based compensation. (6) TEY : Tax equivalent yield. (7) Growth in full - time equivalent employees due to addition of new positions created to build scale. (8) See GAAP to Non - GAAP reconciliations in the Company's 10 - K. (9) Excludes assets held for sale as of December 31, 2019. For the Year Ended (dollars in thousands, except per share data)

17 2020 A nnual R epo r t Fed funds sold $ 2,398 $ 19 0.79% $ 8,898 $ 204 2.29% Interest - bearing deposits at financial institutions 315,616 669 0.21% 179,635 3,910 2.18% Securities (1) 715,808 26,773 3.74% 635,650 24,150 3.80% Restricted investment securities 20,270 1,031 5.00% 21,559 1,174 5.45% Loans (1) Total earning assets (1) 4 , 031 , 567 178 , 097 4 . 42% $ 5 , 085 , 659 $ 206 , 589 4 . 06% 3 , 857 , 547 193 , 365 5 . 01% $ 4 , 703 , 289 $ 222 , 803 4 . 74% Interest - bearing deposits $ 2,797,669 $ 11,980 0.43% $ 2,443,989 $ 29,898 1.22% Time deposits 690,222 11,289 1.64% 966,745 20,977 2.17% Short - term borrowings 22,625 84 0.37% 16,837 363 2.16% Federal Home Loan Bank advances 74,167 1,087 1.44% 108,536 2,895 2.67% Other borrowings - - - 13,563 512 3.77% Subordinated notes 83,404 4,697 5.63% 60,883 3,564 5.85% Junior subordinated debentures Total interest - bearing liabilities 37 , 913 2 , 286 5 . 93% $ 3 , 706 , 000 $ 31 , 423 0 . 85% 37 , 751 2 , 308 6 . 11% $ 3 , 648 , 304 $ 60 , 517 1 . 66% Net interest income / spread (1) $ 175,166 $ 162,286 Net interest margin 3.28% 3.31% Net interest margin (TEY) (Non - GAAP) (1) (2) (3) 3.44% 3.45% Adjusted net interest margin (TEY) (Non - GAAP) (1) (2) (3) 3.38% 3.36% (1) Includes nontaxable securities and loans. Interest earned and yields on nontaxable securities and loans are determined on a tax equivalent basis using a 21% tax rate. (2) TEY: Tax equivalent yield. (3) See GAPP to non - GAAP reconciliations in the Company's 10K ANALYSIS OF NET INTEREST INCOME AND MARGIN For the Year Ended D ece m b e r 3 1, 2020 D ece m b e r 3 1, 2019 Average Interest Earned Average Yield Average Interest Earned Average Yield B a l a n c e or P a i d or C o s t B a l a n c e or P a i d or C o s t (dollars in thousands) December 31, 2020 December 31, 2019 ADJUSTED NIM (TEY)* Net interest income (GAAP) $ 166,950 $ 155,559 Plus: Tax - equivalent adjustment 8,216 6,727 Net interest income - tax equivalent (non - GAAP) 175,166 162,286 Less: Acquisition accounting net accretion 3,271 4,344 Adjusted net interest income $ 171,895 $ 157,942 Average earning assets $ 5,085,659 $ 4,703,289 NIM (GAAP) 3.28% 3.31% NIM (TEY) (non - GAAP) 3.44% 3.45% Adjusted NIM (TEY) (non - GAAP) 3.38% 3.36% ADJUSTED NET INCOME Net income (GAAP) Less nonrecurring items (post - tax) * : Income: 60 , 582 $ 57 , 408 $ Securities losses, net $ 1,962 $ (22) Loss on syndicated loan $ (210) $ - Gain on sale of assets and liabilities of subsidiary - 8,539 Total nonrecurring income (non - GAAP) $ 1,752 $ 8,517 Expense: Losses on debt extinguishment $ 3,087 $ 345 Goodwill impairment 500 3,000 Disposition costs 545 2,627 Tax expense on expected liquidation of RB&T BOLI - 790 Post - acquisition compensation, transition and integration costs 169 2,828 Loss on sale of subsidiary 110 - Total nonrecurring expense (non - GAAP) $ 4,411 $ 9,590 Adjusted net interest income (non - GAAP) $ 63,240 $ 58,480 * Nonrecurring items (after - tax) are calculated using an estimated effective tax rate of 21% with the exception of goodwill impairment, which is not deductible for tax, and gain on sale of subsidiary, which has an estimated effective tax rate of 30.5%. (dollars in thousands)

18 QCR Holdings, Inc.

STOCK LISTING INFORMATION

The common stock of QCR Holdings, Inc. is traded on the Nasdaq Global Market under the symbol "QCRH".

Dividend Information

Record Date	Payment Date	Cash Amount
03/20/20	04/08/20	$ .06
06/19/20	07/08/20	$ .06
09/18/20	10/07/20	$ .06
12/18/20	01/06/21	$ .06



2021 Annual Meeting of Stockholders

We invite you to electronically attend the "virtual" annual meeting which will be held on Thursday, May 20, 2021 at 8:00 a.m. Central Daylight Time. You will be able to attend the annual meeting and vote during the meeting by visiting: www.virtualshareholdermeeting.com/QCRH2021. Prior to the meeting, you will be able to vote by visiting www.proxyvote.com.

Stockholders interested in information may contact:

Shellee R. Showalter
Senior Vice President, Director of Investor Services & Compensation
QCR Holdings, Inc., 3551 Seventh Street, Moline, IL 61265
309.743.7760

Annual Report on Form 10-K

Copies of the QCR Holdings, Inc. annual report on Form 10-K and exhibits filed with the Securities and Exchange Commission are available to stockholders without charge by accessing our website at www.qcrh.com or may contact:

Nick W. Anderson
Senior Vice President, Chief Accounting Officer
QCR Holdings, Inc., 3551 Seventh Street, Moline, IL 61265
309.743.7707

Stock Transfer Agent

Inquiries related to stockholder records, stock transfers, lost certificates, changes of ownership, changes of address, and dividend payments should be sent to our transfer agent at the following address:

AST Shareholder Services
Attn: Operations Center
6201 15th Avenue, Brooklyn, NY 11219
1.718.921.8124 or 1.800.937.5449

Analysts or other investors interested in information may contact:

Todd A. Gipple
President, Chief Operating Officer and Chief Financial Officer
QCR Holdings, Inc., 3551 Seventh Street, Moline, IL 61265
309.743.7745

Kim K. Garrett
Vice President, Corp Communications and Investor Relations Manager
QCR Holdings, Inc., 500 First Avenue NE, Cedar Rapids, IA 52401
319.743.7006

Independent Registered Public Accounting Firm

RSM US LLP, Davenport, IA

Corporate Counsel

Lane & Waterman LLP, Davenport, IA
Barack Ferrazzano Kirschbaum & Nagelberg LLP, Chicago, IL

Internet Information

Information on our subsidiaries' history, locations, products and services can be accessed on the internet at: www.qcbt.bank, www.crbt.bank, www.communitybt.bank, www.bankcsb.com, www.sfc.bank and www.m2equipmentfinance.com

3551 Seventh S t r e et M o li n e , IL 61265 qcrh.com